

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 30, 2024

Tjin Patrick Soetanto
Chief Executive Officer
NusaTrip Incorporated
28F AIA Central, Jl. Jend. Sudirman No.Kav. 48A
RT.5/RW.4, Karet, Semanggi
Kota Jakarta Selatan
Daerah Khusus Ibukota
Jakarta 12930, Indonesia

> **Re: NusaTrip Incorporated**
> **Amendment No. 3 to Draft Registration Statement on Form S-1**
> **Submitted August 16, 2024**
> **CIK No. 0002006468**

Dear Tjin Patrick Soetanto:

We have reviewed your amended draft registration statement and have the following comments.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 3 to Draft Registration Statement on Form S-1

Cover page

1.   You disclose that upon the consummation of this offering, Heather Maynard will control 75,000 Shares of the Company's Super Voting Preferred Stock, giving her a majority of the aggregate voting power of the Company's voting securities upon the consummation of this offering. We note that such issuance to Ms. Maynard is still a blank to be completed on page 6. We note that in a similar transaction, the Thoughtful Media Group Inc. Form S-1 filed August 15, 2024 (333-281589), Ms. Maynard is also disclosed as owner of 75,000 shares of Super Voting Preferred Stock, giving her approximately 82.4% of the voting power of Thoughtful Media. Considering that both you and Thoughtful Media

Group appear to have common stock 100% owned by SOPA, please discuss why SOPA has given majority voting power to Ms. Maynard. As part of your response, please discuss any relationships, agreements, affiliations, or any understanding that Ms. Maynard has or has had with SOPA, its officers and directors and/or its majority owner Dennis Nguyen. In this regard, it appears that Ms. Maynard and Mr. Nguyen are partners in other business dealings, such as in 2018, Ms. Maynard appears listed as the registered agent for the Dennis Nguyen Family Foundation, a California business, and Mr. Nguyen appears listed as a shareholder of H&D Mediterranean along with Ms. Maynard.

Risk Factors
We may have conflicts of interest with our Controlling Stockholders..., page 30

2.   You disclose that your "Controlling Stockholders" will continue to be your Controlling Stockholders immediately upon the completion of this offering and may have significant influence in determining the outcome of any corporate actions or other matters that require stockholder approval, such as mergers, consolidations, change of your name, and amendments to your articles of incorporation. Your controlling shareholder appears to be Heather Maynard. From her biographical sketch, she appears to lack business experience in running or managing a public company or a travel agency or OTA. Please detail the risk from having majority control in one person, including someone lacking experience in managing a publicly listed company or travel agency or OTA.

Business, page 55

3.   We note various graphical presentations and narrative disclosure attributed to third parties, such as "Bain analysis," Phocuswright, or World Tourism Organization. As previously requested in comment 18 in our January 26, 2024 letter, please ensure that you disclose the source of and the date of any third party data and make clear the disclosure that is attributed to third parties. We note also data in a table on page 57 discloses it is "up-to-date as of August 2022" and that a table on page 60 discloses that "2021-2024" were "projected." Considering the passage of time, please provide more current information to describe your industry.

Management, page 74

4.   You disclose that Ms. Maynard will spend the majority of her time devoted to your business upon the effectiveness of this IPO. Considering her role as the Executive Chairwoman of Thoughtful Media and the majority owner of Thoughtful Media as well as the CEO of H&D Mediterranean, please disclose how Ms. Maynard will split her time among such entities.

       Please contact Joanna Lam at 202-551-3476 or Shannon Buskirk at 202-551-3717 if you have questions regarding comments on the financial statements and related matters. Please contact Timothy S. Levenberg at 202-551-3707 or Kevin Dougherty at 202-551-3271 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Ted Paraskevas, Esq., of Loeb & Loeb LLP